Exhibit 7

REVOCATION OF JOINT FILING AGREEMENT

January 2, 2024

The undersigned is a party to that certain Joint Filing Agreement, dated December 7, 2022 (the “Joint Filing Agreement”). The undersigned hereby revokes the Joint Filing Agreement effective immediately.

MiCo Co., Ltd.

By:	/s/ Suk Yoon Lee
Name: Suk Yoon Lee
Title: CEO